UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of report: January 23, 2020

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its Charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐             No ☒

Item 1 — Information Contained in this Form 6-K Report

Completion of the Merger

On January 22, 2020, Brookfield Business Partners L.P., together with certain of its affiliates and institutional partners (collectively, “Brookfield”), completed its acquisition of Teekay Offshore Partners L.P. (the “Partnership”) pursuant to the Agreement and Plan of Merger, dated as of September 30, 2019 (the “Merger Agreement”), by and among the Partnership, Teekay Offshore GP L.L.C., a Marshall Islands limited liability company and general partner of the Partnership (“Partnership GP”), Brookfield TK Acquisition Holdings LP, a Bermuda limited partnership (“Parent”), Brookfield TK Merger Sub LLC, a Marshall Islands limited liability company (“Merger Sub”), Brookfield TK TOGP LP, a Bermuda limited partnership, Brookfield TK Block Acquisition LP, a Bermuda limited partnership, Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P., a limited partnership formed under the laws of Manitoba, Canada, and Brookfield TK TOLP LP, a Bermuda limited partnership. Under the terms of the Merger Agreement, among other things, Merger Sub merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a subsidiary of Parent, certain of its affiliates and Partnership GP, each of which is an indirect controlled subsidiary of Brookfield.

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common unit representing a limited partner interest in the Partnership (the “Common Units”) outstanding immediately prior to the Effective Time (other than Common Units held by Parent, the Brookfield Affiliated Holders (as defined in the Merger Agreement) or their respective Affiliates (as defined in the Merger Agreement) (collectively, the “Sponsor Units”)) was converted into the right to receive $1.55 in cash per Common Unit without any interest thereon (the “Cash Merger Consideration”). As an alternative to receiving the Cash Merger Consideration, each holder of record of Common Units other than Sponsor Units as of immediately prior to 12:00 a.m. New York Time on January 14, 2020 had the option to elect to forego the right to receive the Cash Merger Consideration with respect to all of such holder’s Common Units and instead receive one newly designated unlisted Class A Common Unit of the Partnership (the “Class A Common Units”) per Common Unit (the “Unit Alternative”) with respect to all of such holder’s Common Units. The Class A Common Units are economically equivalent to the Sponsor Units, but have limited voting rights and limited transferability. Each Sponsor Unit issued and outstanding immediately prior to the Effective Time was reclassified as a Class B Common Unit of the Partnership (the “Class B Common Units”) but was otherwise unaffected by the Merger and was unchanged and remain outstanding, and no consideration was delivered in respect thereof. Parent was also issued a number of Class B Common Units equal to the number of Common Units converted into the right to receive the Cash Merger Consideration. As a result of the Merger, Brookfield owns 100% of the Class B Common Units, representing approximately 98.7% of the outstanding Common Units. 100% of the Class A Common Units, representing approximately 1.3% of the outstanding Common Units as at the closing of the Merger, are held by the unaffiliated unitholders who elected to receive the Unit Alternative in respect of their Common Units.

Each of the Partnership’s 7.25% Series A Cumulative Redeemable Preferred Units, 8.50% Series B Cumulative Redeemable Preferred Units and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units issued and outstanding as of immediately prior to the Effective Time were unaffected by the Merger and were unchanged and remain outstanding, and no consideration was delivered in respect thereof. The General Partner Interest issued and outstanding immediately prior to the Effective Time was unaffected by the Merger, remains outstanding and no consideration was delivered in respect thereof. The Partnership’s incentive distribution rights (“IDRs”) issued and outstanding immediately prior to the Effective Time were automatically canceled and now cease to exist, and no consideration was delivered in respect of the cancellation of the IDRs.

The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Delisting from the New York Stock Exchange

In connection with the consummation of the Merger, the New York Stock Exchange (the “NYSE”) was notified that each outstanding Common Unit (other than Sponsor Units) was converted into the right to receive the Cash Merger Consideration or the Unit Alternative, subject to the terms and conditions of the Merger Agreement. The Partnership requested that the NYSE file a notification of removal from listing on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the delisting of the Common Units. The trading of the Common Units on the NYSE was suspended prior to the opening of trading on January 23, 2020.

In addition, the Partnership intends to file with the SEC a certification of notice of termination on Form 15 requesting that the Common Units be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as

amended (the “Exchange Act”), and that the Partnership’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Common Units be suspended. Reporting obligations with respect to the outstanding preferred units of the Partnership remain unchanged.

Press Release

Attached as Exhibit 99.1 is a copy of a press release of the Partnership, dated January 23, 2020, announcing the completion of the Merger.

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

Exhibit
2.1

Agreement and Plan of Merger, dated as of September 30, 2019, by and among Teekay Offshore Partners L.P., Teekay Offshore GP L.L.C., Brookfield TK Acquisition Holdings LP, Brookfield TK Merger Sub LLC, Brookfield TK TOGP LP, Brookfield TK Block Acquisition LP, Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P. and Brookfield TK TOLP LP (incorporated herein by reference to Annex A of the Information Statement of the Partnership, filed as Exhibit (a)(1) to the Partnership’s Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on December 11, 2019).

99.1	Press Release of Teekay Offshore Partners L.P., dated January 23, 2020.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•                  REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•                  REGISTRATION STATEMENT ON FORM S-8 (NO. 333-216624) FILED WITH THE SEC ON MARCH 10, 2017

•                  REGISTRATION STATEMENT ON FORM F-3 (NO. 333-221745) FILED WITH THE SEC ON NOVEMBER 24, 2017, AS AMENDED ON DECEMBER 28, 2017 AND JANUARY 5, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: January 23, 2020	By:	/s/ Edith Robinson
Edith Robinson
Vice President and Company Secretary